FSD PHARMA INC.

(the "Corporation")

CERTIFICATE

TO: British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities Service Newfoundland and Labrador

RE: The abridgement of time pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer

Pursuant to subsection 2.20(c) of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), and in connection with the annual meeting of shareholders of the Corporation to be held on June 23, 2022 (the "Meeting"), the undersigned, Nathan Coyle, the Chief Financial Officer of the Corporation, hereby certifies for and on behalf of the Corporation and not in his personal capacity, that the Corporation:

(a) has arranged to have proxy-related materials for the Meeting to be sent in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101;

(b) has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in subparagraph (a); and

(c) is relying upon Section 2.20 of NI 54-101 in connection with the abridgement of certain of the time periods specified in NI 54-101 in respect of the Meeting.

DATED this 20th day of May, 2022.

FSD PHARMA INC.

By:   "Nathan Coyle"

Name: Nathan Coyle

Title: Chief Financial Officer